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EDGAR and Email

December 16, 2021

John Ganley, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund IV, Inc., File No. 811-23692

Dear Mr. Ganley:

On behalf of our client, Puerto Rico Residents Tax-Free Fund IV, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 8, 2021 with respect to the preliminary proxy statement filed on December 2, 2021 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”).

Below, we describe the changes made to the Preliminary Proxy Statement in response to the Staff’s comments and provide a response to, or supplemental explanation of, such comment, as requested. These changes are expected to be reflected in a revised preliminary proxy statement of the Fund to be filed under cover of Schedule 14A on or about December 17, 2021. For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

United States Securities and Exchange Commission
Division of Investment Management
December 16, 2021

1.	The Preliminary Proxy Statement states that the proposal and nominations of Ocean Capital LLC “will be considered at the Meeting if they are properly brought under the Fund’s organizational documents.” Please clarify this disclosure to indicate what is required to be properly brought.

Response: The Fund respectfully acknowledges the Staff’s comment, and we have revised the pertinent paragraph in the Preliminary Proxy Statement to read in its entirety as follows:

“On November 17, 2021, the Fund received a notice from Ocean Capital LLC stating its intention to nominate two (2) director candidates and submit a proposal at the Meeting. Ocean Capital has filed certain proxy materials with the Securities and Exchange Commission, and we expect them to continue filing materials and to potentially mail you materials such as a proxy statement and BLUE proxy card. In the event you receive any materials from Ocean Capital or any of its affiliates, the Fund urges you to discard any such materials. The Fund also encourages you NOT to sign or return any BLUE proxy cards that may be sent to you by Ocean Capital or any of its affiliates in favor of Ocean Capital’s director nominees or shareholder proposal. If you vote—or have already voted—using a BLUE proxy card sent to you by Ocean Capital, you can revoke it by voting using the accompanying WHITE proxy card or by voting virtually at the Meeting. Only your latest dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Meeting. The Fund is not responsible for the accuracy of any information contained in any proxy materials filed or disseminated by, or on behalf of, Ocean Capital or any of its affiliates or any other statements that it or they may otherwise make.”

2.	Please provide an explanation of how the Fund will be in compliance with the notice requirements of the Fund’s by-laws if it convenes the annual meeting of shareholders on December 21, 2021.

Response: The Fund respectfully acknowledges the Staff’s comment, and we have revised the Preliminary Proxy Statement to state that (1) the Fund’s annual meeting of shareholders (the “Meeting”) will be held on February 17, 2022 at 11:00 a.m. Atlantic Standard Time (10:00 a.m. Eastern Standard Time) and (2) the close of business on January 18, 2022 has been fixed as the record date for the determination of the shareholders entitled to notice of and to vote at the Meeting and all continuations, adjournments and postponements thereof. The Fund respectfully notes to the Staff that the Board of Directors of the Fund has waived compliance with the 120-day deadline contained in Article II, Section 1 of the Fund’s Amended and Restated By-Laws solely with respect to the Meeting.

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United States Securities and Exchange Commission
Division of Investment Management
December 16, 2021

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc: Alexandre-C. Manz, General Counsel

      José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm